UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
NOTIFICATION OF LATE FILING                                      SEC FILE NUMBER
                                                                     000-3928

                                                                   CUSIP NUMBER

     ( X ) Form 10-K and Form 10-KSB (   ) Form 20-F (   ) Form 11-K
     (   ) Form 10-Q and Form 10-QSB (   ) Form N-SAR

     For Period Ended April 30, 1998

     (  )     Transition Report on Form 10-K
     (  )     Transition Report on Form 20-F
     (  )     Transition Report on Form 11-K
     (  )     Transition Report on Form 10-Q
     (  )     Transition Report on Form N-SAR

     (  )     For the Transition Period Ended:
                                               --------------------------

     Read Attached  Instruction  Sheet Before  Preparing  Form.  Please Print or
Type:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the  notification  relates  to a portion of the  filing  checked  above,
identify the Item(s) to which the notification relates:     N/A
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     PART I - REGISTRANT INFORMATION

          Full name of Registrant
          Wellington Hall, Limited
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          Former Name if Applicable
                              N/A
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          Address of Principal Executive Office (Street and Number) 425 John Ward Road
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          City, State and Zip Code:
          Lexington, North Carolina 27295
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PART II - RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)


( X )     (a) the Reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

( X ) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar year allowing the prescribed due date; and

( X )     (c) The  accountant's  statement  or other  exhibit  required  by Rule
12b-25 (c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra sheets if needed).

     The audit of the Registrant's  consolidated  financial statements cannot be
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     completed without  unreasonable  effort or expense because of unanticipated
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     delays in connection  the the audit of Muebles  Wellington  Hall,  S.A. the
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     Registrant's  foreign  subsidiary.   These  delays  also  have  caused  the
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     Registrant  to  be  unable  to  prepare  the  remaining   portions  of  the
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     Registrant's Form 10-KSB in a timely manner without  unreasonable effort or
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     expense.
     --------

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

                           Hoyt M. Hackney, Jr. (336) 249 4931
                           -----------------------------------

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities and Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed: If the answer is no, identify report(s))

                           ( X )  Yes   (   )   No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                            ( X )  Yes  (   )   NO

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                            WELLINGTON HALL, LIMITED
                            ------------------------
                   Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: July  30, 1998                    By:
      -----------------------------        ---------------------------------
                                           Hoyt M. Hackney, Jr., President

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C 20549

                                   FORM 12B-25

                            ATTACHMENT TO PART II (C)


To Wellington Hall, Limited

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by Wellington Hall, Limited (the "Registrant") on July 30, 1998, which contains notification of the Registrant's inability to file its Form 10-KSB by such date. We have read the Registrant's statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our audit on the financial statements of Registrant for the year ended April 30, 1998 and provide our report to be included in Form 10-KSB.

                                             /s/ Turlington and Company, L.L.P.
                                             Turlington and Company, L.L.P.
                                             Lexington, North Carolina


July 30, 1998

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C 20549

                                   FORM 12B-25

                            ATTACHMENT TO PART II (C)


To Wellington Hall, Limited

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by Wellington Hall, Limited (the "Registrant") on July 30, 1998, which contains notification of the Registrant's inability to file its Form 10-KSB by such date. We have read the Registrant's statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our audit on the financial statements of Muebles Wellington Hall, S.A. for the year ended April 30, 1998 and provide our report to be included in Form 10-KSB.

                                                       /s/ KPMG Peat Marwick
                                                       KPMG Peat Marwick
                                                       San Pedro, Sula
                                                       Honduras, C.A.

July 30, 1998

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C 20549

                                   FORM 12B-25

                        ATTACHMENT TO PARK IV - NARRATIVE

NARRATIVE:

The Registrant anticipates that its statement of operations for the fiscal year ended April 30, 1998 will reflect an operating loss estimated to be approximately $1,012,000, which compares to a loss of $507,212 reported for fiscal 1997. The loss is a result generally of slow sales, excessive inventories exaggerated by the slow sales, and the Company's limited operating capital. Because of the slow sales and to avoid increasing inventories, it was necessary during most of the year to reduce production, primarily assembled production, in the Registrant's domestic operation to levels below that required to manage labor and overhead costs. In addition, to generate cash to cover the operating loss, the Registrant sold off inventories at highly discounted prices. Cost of sales then for domestic operations increased as a percentage of sales from 75% to 91% equating to approximately $570,000.

Adding to the loss was a poor performance by the Registrant's foreign subsidiary particularly during the fourth quarter. This was caused by slow sales making it was necessary during most of the year to reduce production, primarily assembled production, in the Registrant's foreign operation to levels below that required to manage labor and overhead costs. Cost of goods sold in the foreign operation are estimated to have increased by approximately $70,000 for the fiscal year.